For Immediate Release: NR12-5

EXETER PROVIDES UPDATE ON THE CASPICHE GOLD-COPPER PROJECT

Vancouver, B.C., June 26, 2012 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – "Exeter" or the "Company") is pleased to provide an update on activities on its Caspiche project in the Maricunga gold belt of central Chile.

- The Company has been conducting geotechnical and metallurgical drilling at Caspiche and water exploration drilling north of Caspiche to place it in a position to commit to a feasibility study ("FS") on the heap leachable portion of the Caspiche deposit.
- On the sulphide deposit, lower order technical studies to advance the project are continuing. These studies include metallurgical optimisations, process engineering and baseline environmental studies.
- The Company is cognisant of the difficult market conditions currently affecting equity markets. To this end a strategy has been formulated to cautiously advance the project in order to conserve the $61 million treasury.
- Project expenditures will be delayed, including the initiation of the heap leach project FS.

Exeter Going Forward

Exeter Chairman, Mr. Yale Simpson comments: "Exeter is in a unique position for a junior explorer. We have a world class gold-copper asset in an excellent jurisdiction and a very substantial treasury.

"In my view the current depressed share price does not reflect the potential future value of the Caspiche deposit, a value that could well be a multiple of our current valuation. The timing will depend on metal prices and world economic conditions.

"The Board is determined to see a higher valuation and to that extent Caspiche is 'not for sale'. We have set aside the funds necessary to maintain the asset for the months or years necessary to bring value to our shareholders. We remind ourselves daily that no one has found another Caspiche-size deposit in Chile for years, simply because there aren't many left to be found.

"We have a treasury sufficient to consider the acquisition of another project however such an acquisition cannot jeopardise the security of our Caspiche asset. Our view is simply that there are some very interesting opportunities becoming available, potentially for joint venture or 'on sale'."

Staging the Development of the Caspiche Project

On June 6, 2011, the Company released the "Oxide Gold Prefeasibility Study" (PFS-1), to demonstrate the potential economics of developing the upper gold zone at Caspiche as a stand-alone mining project. On January 17, 2012, the Company released the larger "Pre-Feasibility Study of the Caspiche Gold Project" (PFS-2), to demonstrate the potential economics of the total Caspiche gold-copper deposit, including the upper oxide gold zone.

PFS-1 was effective in showing that the development of the upper gold zone is potentially within the financial reach of a company of Exeter's size. In contrast, PFS-2 predictably showed that the development of the larger project, with relatively high capital costs which are in line with comparable porphyry-type gold-copper projects, will likely require development by a major mining company or a joint venture group.

The study results demonstrate the potential for Caspiche to be developed in two phases. A simple heap leach gold project could be developed as **Phase 1** followed by the development of the much larger sulphide gold-copper deposit as **Phase 2**. Phase 1 has the potential of being brought into production reasonably rapidly and at modest capital cost, to process both the oxide ore modelled in PFS-1, and potentially, some of the low copper content, leachable "MacNeill zone" sulphide ore which overlies the western edge of the gold-copper sulphide deposit. During Phase 1 the Company could continue the pre-development (engineering, infrastructure and environmental) studies relevant to Phase 2 of the project.

Below is a summary of work conducted subsequent to the issue of the January 17, 2012 pre-feasibility study:

Exploration:

Activity during the 2011-2012 exploration season included drilling, trenching and sampling as part of the detailed geo-technical, hydrogeological and metallurgical programs detailed below. Drilling highlights include a modest extension to the oxide mineralization and confirmation of modelled mineralization within the sulphide portion of the deposit.

The drilling results will be incorporated into an updated resource estimate for the deposit. These drilling results have the potential to bring some material currently categorised as "inferred" into the "measured and indicated" category thus allowing its inclusion into "mineral reserves".

Regional exploration and reconnaissance drilling also continued during the season on the Company's regional land position.

Metallurgical Testing:

Recoveries for gold and copper in sulphide concentrates were estimated at 68% and 86% respectively in PFS-2. The sensitivity analysis in PFS-2 indicated a significant positive impact on the project net present value by improving these recoveries. The current metallurgical testing program will provide additional data to assist in remodelling the metal recoveries.

Oxide Metallurgy:

Five large diameter (PQ) drill holes have been shipped to McClelland International laboratories in the USA. Once a decision is made to proceed, column leach tests will be performed to determine recoveries on a year to year basis in accordance with a more detailed mining schedule. Initial column leach test results would be expected about 4 months later and final results, six months later.

Australia-based consultants, Blastechnology, examined the Caspiche geotechnical data base for the oxide and MacNeill zone ore. They have confirmed that the fracturing predictions incorporated in the prefeasibility studies are correct. Blastechnology further reported that the simple scalping and open circuit crushing configuration adopted in PFS-1 will deliver a -50 mm sized product to the leach pads. With up to one third of material to be screened out prior to primary crushing, the crusher size can be reduced, with a resulting capital cost reduction.

Low Copper Sulphide Material (MacNeill Zone):

MacNeill zone is gold-bearing (low copper) sulphide material that represents a relatively small component of the total sulphide deposit. The material partially overlies the western edge of the gold-copper sulphide ore. A program to examine its' amenability to heap leaching at a 20mm crush size (rather than flotation) is justified. A new metallurgical hole was recently drilled to provide the material required for such leach testing.

Sulphide Metallurgy:

Three holes have been drilled to provide sulphide material for recovery optimization testwork. This program is ready to proceed and when approved will help confirm the characteristics of various

metallurgical domains in the sulphide body as well as recovery differences between them. The goal is to improve overall recoveries of gold by 5% and copper by 3%, a result that would considerably enhance the project economics. Studies which include optimizing grind size by evaluating a primary grind of 100 microns (versus the current 130 microns) may improve flotation recoveries. Locked cycle tests will be conducted later in the program on the individual domain materials.

High pressure grinding roll (HPGR) testwork on the "soft" Caspiche ore has been conducted, resulting in marginally improved gold and copper recoveries in some domains and a significant reduction in total comminution power in all domains. The justification for the addition of this relatively high cost component into the process circuit rather than the conventional SAG milling proposed in PFS-2 is now dependent on test work to improve recoveries at the finer grind size. HPGR could be integral in delivering a finer primary grind without using more power. Its adoption will be the subject of a detailed trade off study. HPGR is proposed for the neighbouring Cerro Casale project where the mineralization is reported to be much harder than the Caspiche ore.

Water Supply:

Exeter continues to investigate the Rio Peñas Blancas area, where it has an option over granted water rights of 300 litres a second (l/s) from surface sources. Schlumberger Water Services (SWS), Exeter's consultant for this work, is supervising comprehensive measurement and test programs with the objective of modelling the potential harvesting of those water flows. Phase 1 of the project only requires 85 l/s which is well below the optioned amount of water should the SWS work indicate that the water can be sustainably harvested. Other studies, designed to support an environmental impact application ("EIA"), including stratigraphic water temperature, conductivity and water chemical composition determinations have been completed over Laguna Verde which is the inflow receptor of Rio Peñas Blancas.

Separately, Exeter is performing a water exploration program, including drilling, at its granted water exploration concession. The drilling program is designed to explore for sub-surface water to help meet the water requirements for the potential Phase 2 development at Caspiche. Two large diameter hole collars were successfully installed on site through the poorly consolidated, porous upper surface gravels prior to the program being suspended in June for the Andean winter. Work is planned to resume in Q4 2012 where the prepared drill holes will be extended to depth.

Geotechnical Evaluation, Hydrology and Power Line Studies:

Knight Pièsold was contracted to complete a geotechnical evaluation of the Caspiche project area. The field campaign included completing a total of 43 trenches, 18 drill holes and taking approximately 90 samples over key areas of the project to show suitability of sites selected for the process facilities, heap leach pads etc. Initial indications are that the overburden is of a quality suitable for mass fill, such that a separate quarry area to produce construction material may not be required and furthermore that this material may be suitable for concrete aggregates. When confirmed this will have a positive impact on capital construction costs for the Phase 1 project.

SWS has advanced project hydrology and hydrogeology studies for the Caspiche site. A drill hole monitoring campaign is complete and will determine potential surface and sub-surface water flows. Two additional drill holes and rehabilitation of several existing holes were recently completed to complement this program. Pump testing has also been undertaken to determine the potential for interaction between the drill holes and to provide additional inputs for modelling. This work will allow surface water management systems to be designed and will provide inputs with regard to expected open pit dewatering requirements.

As part of the surface water flow and quality programs, samples of the waste material associated with the MacNeill zone have been sent to ALS Environmental laboratories in Chile to complete Acid Base Accounting (ABA) and Synthetic Precipitation Leaching Procedure (SPLP) tests. These tests will determine the potential for the waste rock to generate acid water and the potential leaching out of metals, primarily iron, from waste during precipitation events. The results of these tests will be used in

the design of a water treatment plant to ensure a water discharge in compliance with environmental standards.

POCH engineering has been contracted to complete a FS level evaluation to extend the nearby Maricunga Mine overhead power line by 15 km. to provide energy for the Phase 1 operation. A technical evaluation of the substation and power line has been completed and an access corridor selected. A geotechnical evaluation is expected to be completed in the near future with a final report and costing to be generated thereafter. Initial evaluations indicate that the existing line and substation installations will support the increased power demand for the Phase 1 project. Should this be confirmed it will provide an operating cost saving relative to the diesel generated power costs modelled in PFS-1.

Improved topography has been acquired for the Caspiche project area and the water pipeline corridor. Topography was produced to 0.5m contours, a suitable precision to allow FS engineering to be completed.

Environmental Studies:

Baseline studies continue across the Caspiche heap leach project area. Separately, an initial stakeholder participation program as required in accordance with the International Labour Office (ILO) convention 169 has commenced.

Exeter plans to be in a position to submit an EIA to the Chilean authorities within 6 months of determining to commence a FS for Phase 1 of the project.

Mr Jerry Perkins, Vice President Operations and Justin Tolman, General Manger Chile for Exeter, are qualified persons as defined in NI 43-101 and is responsible for preparing the information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.).

The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing this world class discovery. The Company currently has cash reserves of CDN$61 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact:
B. Roxburgh, President or
Rob Grey, VP Corporate Communications
Tel: 604.688.9592 Fax: 604.688.9532
Toll-free: 1.888.688.9592

Suite 1660, 999 West Hastings St.
Vancouver, BC Canada V6C 2W2
exeter@exeterresource.com

these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company's agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company's common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company's Annual Information Form for the financial year ended December 31, 2011 dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.